UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Information

Avianca Holdings S.A. informs that it has published on its website www.aviancaholdings.com its consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine month period ended September 30, 2020 and 2019.

Enclosures:

Exhibit 99.1 – Consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine month period ended September 30, 2020 and 2019.

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Investor Relations Office

+571 587 77 00 ext, 2474, 134

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

AVIANCA HOLDINGS S.A.
By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary